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                             April 25, 2023

       T. Neil Stevens
       President, Chief Executive Officer and Director
       Oconee Financial Corporation
       41 N. Main Street
       Watkinsville, GA 30677

                                                        Re: Oconee Financial
Corporation
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed April 11,
2023
                                                            File No. 024-12151

       Dear T. Neil Stevens:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2023 letter.

       Amendment No. 2 to the Offering Statement on Form 1-A Filed April 11,
2023

       General

   1. Please provide further analysis explaining how this offering will be a continuous and not a delayed offering. We
note your responses that:
                                                            You intend to
receive approval of the offering prospectus by the OCC and
                                                            qualification of
the offering by the SEC;
                                                            You will then sell
shares of Oconee to Elberton   s depositors by taking subscriptions,
                                                            including payment,
from the depositors before they vote to approve the merger;
                                                            Before the issuance
of the shares, you provide a right for the depositors to rescind upon the
occurrence of any event, circumstance or change of circumstance which would be material
to the investment decision of a Subscriber      ; and
 T. Neil Stevens
Oconee Financial Corporation
April 25, 2023
Page 2
            You will then issues the shares after an affirmative vote.

      In accordance with Rule 251(d)(3)(i)(F) of Regulation A, an offering has to be commenced within two calendar days after the qualification date so that it will be a continuous and not a delayed offering. Furthermore, in a continuous offering, an issuer must be ready and willing to sell the securities at all times. See, by analogy, footnote 17 to Securities Offering Reform for Closed-End Investment Companies; Release Nos.
      33   10619, 34   85382, IC   33427 (Mar. 20, 2019) [84 FR 14448 (Apr. 10,
2019)]. In light
      of the fact that the vote will not have happened within two days of qualification and the subscribers will have the right to increase, decrease or rescind their subscription before the vote has occurred, which indicates that those investors' investment decisions are not final until the rescission period has expired, it appears that you will not be in a position to sell all of the shares pursuant to the offering statement within two calendar days of qualification.
      Please contact Robert Arzonetti at (202) 551-8819 or John Dana Brown, Acting Legal
Branch Chief, at (202) 551-3859 with any questions.



                                                             Sincerely,
FirstName LastNameT. Neil Stevens
                                                             Division of
Corporation Finance
Comapany NameOconee Financial Corporation
                                                             Office of Finance
April 25, 2023 Page 2
cc:       Patrick R. Hanchey
FirstName LastName